Exhibit 99.1

Press Release

ENLIGHT RENEWABLE ENERGY REPORTS
SECOND QUARTER 2023 FINANCIAL RESULTS

All of the amounts disclosed in this press release are in U.S. dollars unless otherwise noted

TEL AVIV, ISRAEL, August 09, 2023 – Enlight Renewable Energy Ltd. (NASDAQ: ENLT, TASE: ENLT) today reported financial results for the second quarter ended June 30, 2023.

The Company’s quarterly earnings materials and a link to the earnings webcast, which will be held today at 8:00 AM ET, may be found on the investor relations section of Enlight’s website at https://enlightenergy.co.il/data/financial-reports/

Second Quarter 2023: Financial Highlights

•	Revenue of $53m, up 32% year over year.

•	Net Income of $22m, transitioning from a $1m loss last year.

•	Adjusted EBITDA* of $42m, up 58% year over year.

•	Cash flow from operation of $39m, up 95% year over year.

First Half 2023: Financial Highlights

•	Revenue of $124m, up 65% year over year.

•	Net income of $56m, up 600% year over year

•	Adjusted EBITDA* of $95m, up 86% year over year

•	Cash flow from operation of $95m, up 181% year over year.

“We delivered rapid growth and increased profitability in the second quarter of 2023, driven primarily by 700 MW of new operational projects. While quarterly revenue grew at a rate of 32% year over year, which was lower than expected, driven by lower wind production and electricity prices at Project Gecama in Spain, Adjusted EBITDA growth remained as expected at 58% thanks to lower O&M costs in Spain and better results across other projects”, said Gilad Yavetz, CEO of Enlight Renewable Energy.

“We made significant progress this quarter across our Mature Portfolio, which provides us with a strong indication of our ability to deliver consistent rapid growth. We reached commercial operation on 150 MW of generation and 40 MWh of energy storage, including our first ever storage project, while securing critical milestones on over 2 GW of Mature Projects, including the addition of a new flagship project in the Western U.S to our Mature Portfolio. We believe that the progress we have made further de-risks our plan to reach 4.6 GW and 3.6 GWh of operational projects by the end 2025.”

“In addition, we continued to deliver projects with above-market returns. During the quarter, we secured 250 MW of power purchase agreement (“PPA”) amendments with an average price increase of 87% and signed 280 MW and 1,680 MWh of new PPAs at attractive prices. Project Atrisco was also recognized as an energy community under the Inflation Reduction Act (“IRA”), further increasing the projected returns for our first flagship project in the United States. We believe our proven record of delivering both rapid growth and above-market returns puts us in a prime position to capture the massive opportunity we see ahead.”

Second Quarter: Further Highlights

•
Delivering on project conversion: 150 MW and 40 MWh reached commercial operation; 94 MW commenced construction; 330 MW and 840 MWh added to the Mature Portfolio, including a new flagship solar and storage project in the Western U.S.

•	Focusing on project economics: 280 MW and 1,680 MWh of new PPAs signed at attractive pricing. Amended 250 MW of PPAs at an average price increase of 87%.

•	4.3 GW of U.S. portfolio may benefit from energy community tax credit adder (+17% from Q1 estimate, post assessment of brownfield locations).

•	Project Atrisco expected to benefit from energy community adder, increasing projected returns; financial close expected by the end of September 2023. Project COD on track for Q2 2024 COD.

•	Secured $170m of corporate revolving credit facilities from several Israeli banks (currently undrawn), further enhancing the Company’s financial flexibility.

•
65% of revenues in USD and EUR, driven by ongoing transition to large scale developed markets in Europe and North America. While we continue to invest in Israel in the positive backdrop of deregulation of the local electricity market, Israel’s share of our global mix is expected to shrink over time.

•
2023 Guidance Updates: due to lower than expected wind production and electricity prices at Project Gecama in Spain, we are adjusting our revenue guidance from $290-300m to $265-275m. However, based on significantly lower than expected windfall taxes (O&M costs) in Spain and compensation recognized from Siemens Gamesa at Björnberget in connection with delays in reaching full production, we are reaffirming our Adjusted EBITDA guidance at $188-198m.

Overview of Financial and Operating Results: Revenue

In the second quarter of 2023, the Company’s revenues increased to $53m, up from $40m last year, a growth rate of 32% year over year. Growth was mainly driven by the revenue contribution of new operational projects, as well as the inflation indexation embedded in PPAs for already operational projects.

($ thousands)	For the six months period ended		For the three months Ended
Segment	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
Israel	29,757	22,685	15,919	17,996
Central-Eastern Europe	44,337	37,946	21,102	16,616
Western Europe	45,193	9,596	13,405	3,007
Management and Construction	4,270	4,712	2,137	2,260
Total Revenues	123,557	74,939	52,563	39,879

Since the second quarter of last year, 700 MW of projects started selling electricity, including Gecama and Björnberget. These projects collectively contributed $11m of revenue during the second quarter of 2023.

The Company also benefited from inflation indexation embedded in its PPAs, which contributed an additional $3m of revenue during the quarter. This reflected an average indexation of 7.2% across 592 MW of PPAs for projects that have been operational for a full year.

With respect to FX, the impact of a strengthening Euro was offset by a weaker Shekel, with a cumulative negative impact of $1 million.

Financial performance was well-balanced between Western Europe, Central-Eastern Europe (“CEE”) and Israel, with 61% of revenues in the second quarter of 2023 denominated in Euros, 5% in another European currency and 30% denominated in Israeli shekel. In the second half of 2023, revenue is expected to include a substantial contribution denominated in U.S. dollars, following the COD of Apex Solar, the Company’s first project to reach commercial operations in the United States.

In addition to the above, the Company sold $5m of electricity in projects treated as financial assets in the second quarter. Under IFRS this revenue is accounted for as financing income or other non-P&L metrics.

Net Income

In the second quarter of 2023, the Company’s net income increased to $22m, transitioning from a $1m loss last year. $12m of the increase was driven by new projects, including $6m from Björnberget, largely reflecting the after-tax impact of the compensation recognized from Siemens Gamesa.

With respect to the recent announcement by Siemens Gamesa on issues with its onshore wind turbines, we do not expect either a short or long term impact to Project Björnberget. During the second quarter, we recognized compensatory payments from Siemens Gamesa under our agreement due to delays in reaching full production. As of today, 56 of 60 turbines are operational. COD under the PPA has been declared and Björnberget is expected to reach full production in the coming weeks.

The residual growth in net income of $11m was driven by a reduced expectation of earnout payments to be incurred for the acquisition of Clenera for early stage projects not in our Mature Portfolio ($5m) and interest income on deposits as well as foreign exchange impacts (strengthening USD relative to the NIS) on our cash and cash equivalents ($6m).

Adjusted EBITDA*

In the second quarter of 2023, the Company’s Adjusted EBITDA grew by 58% to $42m compared to $26m for the same period in 2022.

The increase was driven by the same factors which affected our revenue increase in the same period, as well as $8m of compensation recognized from Siemens Gamesa due to the delay in reaching full production at Project Björnberget as described above, offset by a $2m increase in overhead as the team scales to accommodate rapid growth.

Portfolio Overview1

Key changes to the Company’s projects portfolio during the second quarter of 2023:

•	Operational portfolio grew by 150 MW and 40 MWh, including Apex Solar, AC/DC, and one project which reached COD within the Solar & Storage cluster in Israel.

•	Commenced construction on 94 MW in Serbia (Project Pupin, adjacent to Project Blacksmith).

•	Mature Project portfolio grew by 330 MW and 840 MWh, including Roadrunner, our new flagship solar and storage project in the Western U.S. with a signed PPA and interconnection agreement.

1 As of August 09, 2023 (“Approval Date”).

United States

The Company delivered significant progress on its large U.S. portfolio during the second quarter of 2023.

The Apex Solar project, sized at 105MWdc and located in southwestern Montana, achieved mechanical completion and began operating in June.  After optimization and tuning, commercial operations were achieved in July. The milestone is a significant one for the group as it represents Enlight’s first project to reach commercial operations in the United States.

In New Mexico, our 364 MW / 1,200 MWh Atrisco Solar project is advancing steadily. The project’s battery supplier completed work to finalize factory qualification and has initialized battery pack shipments required for container deliveries, which are set to begin in the fourth quarter of 2023. Site work is on schedule and commercial operation is on track for the end of the second quarter 2024. Moreover, the Company confirmed that Atrisco qualifies for a 10% tax credit adder on both the solar and storage portions of the project. The adder is based on the project site’s brownfield status and subsequent qualification for energy community classification. Project finance definitive agreements are advancing with financial close now expected in September of 2023.

The Company is also progressing on the CO Bar project, located in Arizona. At 1.2 GW solar and 824 MWh storage, CO Bar is the first of the Company’s gigawatt sized projects to mature. In the second quarter, we successfully contracted the remaining 258 MW and 824 MWh of the project. CO Bar is now fully contracted with two leading Arizona utilities (Salt River Project and Arizona Public Service), under 20 year busbar PPAs. There is also potential to expand the storage part of the project in the future from 824 MWh today to 4 GWh given the size of our interconnection position. On the development front, the CO Bar project has primary land control and permitting in place. The system impact study (SIS) for the interconnection is complete, and the facilities study is expected in Q4 of 2023. CO Bar is expected to start construction in the fourth quarter of 2023 and achieve COD in phases through 2025. The project stands to benefit from the IRA, including the production tax credit (PTC) and the possibility of a domestic content adder on the storage.

Moreover, the Company added 278 MW and 800 MWh to its Mature Portfolio in the U.S., driven by the addition of Roadrunner, a flagship combined solar and storage project in Arizona. The project totaling 250 MW and 800 MWh is contracted to AEPCO under a 20 year busbar PPA. COD is expected in H1 2026. The project has site control, a signed PPA and a signed interconnection agreement. Final permitting is required, after which construction is expected to commence. The project highlights our continued market leadership in the West and the underlying quality of our project pipeline.

Finally, the Company’s advanced portfolio and market specific knowledge has enabled it to avoid the increasing interconnection queue congestion across the United States over the quarter. In the second quarter, Rustic Hills secured its system impact study, a significant milestone for the project. The Company’s entire Mature Portfolio and Advanced Development Portfolio in the U.S. is now past the system impact study phase – a critical component of the interconnection study process. Given this advantage, the Company believes it is well positioned to continue and even potentially accelerate its growth in the United States.

On supply chain, the Company’s diversified sourcing strategy has reliably satisfied module and other equipment supply requirements in the United States. The Company has the right to purchase up to 2 GW of modules from India with delivery through 2025. We also have access to additional supply from Southeast Asia. Our battery cell source is now qualified in international factories, and we are seeing strong progress in reaching our goal to have qualified domestic supply for late 2024 deliveries and beyond. Our procurement strength is proving to be a source of strategic advantage in negotiating project contracts with utility offtake and demonstrating to financing parties we can hold construction schedules.

Europe

The Company made substantial progress on its European portfolio during the quarter. The Company reached commercial operation on 26 MW in Hungary. This is our second project to reach commercial operation in Hungary with another 60 MW currently under construction. In addition, during the quarter the Company commenced construction on project Pupin, a 94 MW wind project in Serbia. Pupin is located adjacent to our existing operational asset in Serbia, Project Blacksmith, leveraging the same point of interconnection under our land and expand strategy.

On the development front, Gecama Solar (Spain), a 250 MW solar and 200 MWh storage project, is approaching the start of construction. The Company believes the project is close to securing its environmental permit, which would be the final major development milestone. Construction is on schedule to commence by the end of 2023 with COD expected by year end 2024.

Within the Company’s operational portfolio in Europe, wind speeds during the second quarter were lower than expected across Spain, impacting Project Gecama (Spain). In addition, at Project Gecama, merchant pricing was lower than expected driven by falling natural gas prices. This was offset by significantly lower than expected windfall taxes (O&M costs). The windfall tax was implemented by the Spanish government to reduce the impact of high electricity prices on consumers, by taxing renewable generators. The windfall tax moves in tandem with natural gas prices. During the second quarter of 2023, Gecama (Spain) sold electricity at an average price of EUR 65 per MWh, of which 65% was hedged at EUR 58 per MWh with the remainder sold on merchant basis at EUR 79 per MWh. Windfall taxes were EUR 4 per MWh. While merchant prices were lower than expected in the second quarter, merchant prices in Spain remain high through 2024. During the second quarter, the Company signed hedges comprising 22% of production at an average price of EUR 97 per MWh for 2024 delivery.

Israel

In the second quarter, Genesis Wind, the largest renewable energy project in Israel, totaling 207 MW was connected to the grid. Full COD is expected by the end of the third quarter 2023.

The Company continues to progress construction on Solar + Storage project clusters, totaling 248 MW and 474 MWh of storage. During the second quarter 23 MW and 40 MWh reached commercial operation. An additional 67 MW and 115 MWh is expected to reach commercial operation before the end of 2023, with the remainder of the cluster expected to be commercialized by the end of the first half of 2024.

The Company made significant progress during the quarter on securing offtake for the Solar + Storage projects. Corporate PPAs were signed with leading multinationals including Amdocs, and SodaStream (subsidiary of PepsiCo) totaling 30 MW and 60 MWh, with negotiations ongoing with several additional offtakers. As a result of the deregulation of the electricity market in Israel, we are observing significant corporate demand for renewable energy, which has increased our PPA prices and the returns we expect to generate from our future projects.

Post-quarter end, in July 2023, the Company sold two small projects in Israel totaling 25 MW at a valuation of $465,000 per MW. This is expected to contribute about $6m of net proceeds in the third quarter.

Balance Sheet

The Company benefits from a strong and diversified liquidity position, with 84% of cash and cash equivalents held in U.S. dollars or Euros, with minimal exposure to the Israeli shekel.

($ thousands)	June 30, 2023
Cash and Cash Equivalents:
Enlight Renewable Energy Ltd ,Enlight EU Energies Kft and Enlight Renewable LLC, excluding subsidiaries (“Topco”)	147,312
Subsidiaries	173,406
Deposits:
Short term deposits	3,693
Restricted Cash:
Projects under construction	86,909
Reserves, including debt service, performance obligations and others	39,305
Total Cash	450,625
Financial assets at fair value through profit or loss*	32,948
Total Liquidity	483,573

* Securities, largely government fixed income securities
The Company secured $170m of revolving credit facilities from numerous Israeli banks. The revolving credit facilities, which are undrawn, demonstrate our financial strength and provide additional flexibility to the Company as it delivers on its Mature Project portfolio.

2023 Financial Outlook

Commenting on the outlook, Enlight Chief Financial Officer Nir Yehuda noted, “In light of lower merchant pricing and weaker wind speeds in Spain we have revised our revenue forecast for the year. This impact is expected to be offset at the Adjusted EBITDA level by lower O&M costs, as windfall tax costs in Spain have significantly decreased, driven by lower natural gas prices, coupled with compensation recognized from Siemens Gamesa for Project Björnberget. We are therefore pleased to affirm our Adjusted EBITDA guidance for 2023.”

Details of the 2023 outlook include:

•	Revenue between $265m and $275m

•	Adjusted EBITDA* reaffirmed between $188m and $198m

* The section titled “Non-IFRS Financial Measures” below contains a description of Adjusted EBITDA, a non-IFRS financial measure discussed in this press release. A reconciliation between Adjusted EBITDA and Net Income, its most directly comparable IFRS financial measure, is contained in the tables below. The Company is unable to provide a reconciliation of Adjusted EBITDA to Net Income on a forward-looking basis without unreasonable effort because items that impact this IFRS financial measure are not within the Company’s control and/or cannot be reasonably predicted. These items may include, but are not limited to, forward-looking depreciation and amortization, share based compensation, other income, finance income, finance expenses, share of losses of equity accounted investees and taxes on income. Such information may have a significant, and potentially unpredictable, impact on the Company’s future financial results. We note that “Adjusted EBITDA” measures that we disclosed in previous filings in Israel were not comparable to “Adjusted EBITDA” disclosed in the release and in our future filings.
Conference Call Information

Enlight plans to hold its Second Quarter 2023 Conference Call and Webcast on Wednesday, August 09, 2023 at 8:00 a.m. ET to review its financial results and business outlook. Management will deliver prepared remarks followed by a question-and-answer session. Participants can join by conference call or webcast:
•	Conference Call
Please pre-register by conference call:
https://register.vevent.com/register/BId6de7ffc2eeb409089c569b86810adf6
Upon registering, you will be emailed a dial-in number, direct passcode and unique PIN.
•	Webcast
Please join and register by webcast: https://edge.media-server.com/mmc/p/7zbsoa9g
The press release with the financial results as well as the investor presentation materials will be accessible from the Company’s website prior to the conference call. Approximately one hour after completion of the live call, an archived version of the webcast will be available on the Company’s investor relations website at https://enlightenergy.co.il/info/investors/.

Supplemental Financial and Other Information
We intend to announce material information to the public through the Enlight investor relations website at https://enlightenergy.co.il/info/investors, SEC filings, press releases, public conference calls, and public webcasts. We use these channels to communicate with our investors, customers, and the public about our company, our offerings, and other issues. As such, we encourage investors, the media, and others to follow the channels listed above, and to review the information disclosed through such channels.

Any updates to the list of disclosure channels through which we will announce information will be posted on the investor relations page of our website.
Non-IFRS Financial Measures

This release presents Adjusted EBITDA, a financial metric, which is provided as a complement to the results provided in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). A reconciliation of the non-IFRS financial information to the most directly comparable IFRS financial measure is provided in the accompanying tables found at the end of this release.

We define Adjusted EBITDA as net income (loss) plus depreciation and amortization, share based compensation, finance expenses, taxes on income and share in losses of equity accounted investees and minus finance income and non-recurring other income. Non-recurring other income for the second quarter of 2023 included income recognized in relation to the reduction of earnout we expect to pay as part of the Clenera Acquisition. With respect to other expense (income), as part of Enlight’s strategy to accelerate growth and reduce the need for equity financing, the Company sells parts of, or entire, developed assets from time to time, and therefore includes realized gains and losses from these asset dispositions in Adjusted EBITDA. Our management believes Adjusted EBITDA is indicative of operational performance and ongoing profitability and uses Adjusted EBITDA to evaluate the operating performance and for planning and forecasting purposes.
Non-IFRS financial measures have limitations as analytical tools and should not be considered in isolation or as substitutes for financial information presented under IFRS. There are a number of limitations related to the use of non-IFRS financial measures versus comparable financial measures determined under IFRS. For example, other companies in our industry may calculate the non-IFRS financial measures that we use differently or may use other measures to evaluate their performance. All of these limitations could reduce the usefulness of our non-IFRS financial measures as analytical tools. Investors are encouraged to review the related IFRS financial measure, Net Income, and the reconciliations of Adjusted EBITDA provided below to Net Income and to not rely on any single financial measure to evaluate our business.

Special Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements as contained in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements contained in this press release other than statements of historical fact, including, without limitation, statements regarding the Company’s business strategy and plans, capabilities of the Company’s project portfolio and achievement of operational objectives, market opportunity and potential growth, discussions with commercial counterparties and financing sources, progress of Company projects, including anticipated timing of related approvals and counterparty obligations in connection with production delays, the Company’s future financial results, expected impact from various regulatory developments, including the IRA, expectations regarding wind production, electricity prices and windfall taxes, and Revenue, EBITDA, and Adjusted EBITDA guidance, the expected timing of completion of our ongoing projects, and the Company’s anticipated cash requirements and financing plans, are forward-looking statements. The words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “target,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible,” “forecasts,” “aims” or the negative of these terms and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions.

These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to, the following: our ability to site suitable land for, and otherwise source, renewable energy projects and to successfully develop and convert them into Operational Projects; availability of, and access to, interconnection facilities and transmission systems; our ability to obtain and maintain governmental and other regulatory approvals and permits, including environmental approvals and permits; construction delays, operational delays and supply chain disruptions leading to increased cost of materials required for the construction of our projects, as well as cost overruns and delays related to disputes with contractors; our suppliers’ ability and willingness to perform both existing and future obligations; competition from traditional and renewable energy companies in developing renewable energy projects; potential slowed demand for renewable energy projects and our ability to enter into new offtake contracts on acceptable terms and prices as current offtake contracts expire; offtakers’ ability to terminate contracts or seek other remedies resulting from failure of our projects to meet development, operational or performance benchmarks; various technical and operational challenges leading to unplanned outages, reduced output, interconnection or termination issues; the dependence of our production and revenue on suitable meteorological and environmental conditions, and our ability to accurately predict such conditions; our ability to enforce warranties provided by our counterparties in the event that our projects do not perform as expected; government curtailment, energy price caps and other government actions that restrict or reduce the profitability of renewable energy production; electricity price volatility at assets with merchant exposure, unusual weather conditions (including the effects of climate change, could adversely affect wind and solar conditions), catastrophic weather-related or other damage to facilities, unscheduled generation outages, maintenance or repairs, unanticipated changes to availability due to higher demand, shortages, transportation problems or other developments, environmental incidents, or electric transmission system constraints and the possibility that we may not have adequate insurance to cover losses as a result of such hazards; our dependence on certain operational projects for a substantial portion of our cash flows; our ability to continue to grow our portfolio of projects through successful acquisitions; changes and advances in technology that impair or eliminate the competitive advantage of our projects or upsets the expectations underlying investments in our technologies; our ability to effectively anticipate and manage cost inflation, interest rate risk, currency exchange fluctuations and other macroeconomic conditions that impact our business; our ability to retain and attract key personnel; our ability to manage legal and regulatory compliance and litigation risk across our global corporate structure; our ability to protect our business from, and manage the impact of, cyber-attacks, disruptions and security incidents, as well as acts of terrorism or war; changes to existing renewable energy industry policies and regulations that present technical, regulatory and economic barriers to renewable energy projects; the reduction, elimination or expiration of government incentives for, or regulations mandating the use of, renewable energy; our ability to effectively manage our supply chain and comply with applicable regulations with respect to international trade relations, tariffs, sanctions, export controls and anti-bribery and anti-corruption laws; our ability to effectively comply with Environmental Health and Safety and other laws and regulations and receive and maintain all necessary licenses, permits and authorizations; our performance of various obligations under the terms of our indebtedness (and the indebtedness of our subsidiaries that we guarantee) and our ability to continue to secure project financing on attractive terms for our projects; limitations on our management rights and operational flexibility due to our use of tax equity arrangements; potential claims and disagreements with partners, investors and other counterparties that could reduce our right to cash flows generated by our projects; our ability to comply with tax laws of various jurisdictions in which we currently operate as well as the tax laws in jurisdictions in which we intend to operate in the future; the unknown effect of the dual listing of our ordinary shares on the price of our ordinary shares; various risks related to our incorporation and location in Israel; the costs and requirements of being a public company, including the diversion of management’s attention with respect to such requirements; certain provisions in our Articles of Association and certain applicable regulations that may delay or prevent a change of control; and; and the other risk factors set forth in the section titled “Risk factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2022 filed with the Securities and Exchange Commission (the “SEC”) and our other documents filed with or furnished to the SEC.

These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this press release. You should not put undue reliance on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by applicable law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

About Enlight

Founded in 2008, Enlight develops, finances, constructs, owns, and operates utility-scale renewable energy projects. Enlight operates across the three largest renewable segments today: solar, wind and energy storage. A global platform, Enlight operates in the United States, Israel and 9 European countries. Enlight has been traded on the Tel Aviv Stock Exchange since 2010 (TASE: ENLT) and completed its US IPO (Nasdaq: ENLT) in 2023.

Appendix 1 – Financial information

Consolidated Statements of Income

	For the six months ended June 30		For the three months ended June 30
	2023	2022	2023	2022
	USD in	USD in	USD in	USD in
	thousands	thousands	thousands	thousands
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues	123,557	74,939	52,563	39,879
Cost of sales	(20,413)	(14,281)	(10,160)	(7,924)
Depreciation and amortization	(25,961)	(16,214)	(13,211)	(9,613)
Gross profit	77,183	44,444	29,192	22,342
General and administrative expenses	(16,491)	(13,912)	(8,418)	(7,872)
Development expenses	(2,888)	(2,653)	(1,513)	(1,346)
Other income	14,734	918	14,229	587
	(4,645)	(15,647)	4,298	(8,631)
Operating profit	72,538	28,797	33,490	13,711

Finance income	32,262	13,303	11,885	5,062
Finance expenses	(33,431)	(31,663)	(17,068)	(19,574)
Total finance expenses, net	(1,169)	(18,360)	(5,183)	(14,512)

Profit (loss) before tax and equity loss	71,369	10,437	28,307	(801)
Share of loss of equity accounted investees	(368)	(70)	(163)	(11)
Profit (loss) before income taxes	71,001	10,367	28,144	(812)
Taxes on income	(15,294)	(2,504)	(5,713)	(196)
Profit (loss) for the period	55,707	7,863	22,431	(1,008)

Profit (loss) for the period attributed to:
Owners of the Company	38,541	2,679	14,547	(2,112)
Non-controlling interests	17,166	5,184	7,884	1,104
	55,707	7,863	22,431	(1,008)
Earnings (loss) per ordinary share (in USD)
with a par value of NIS 0.1, attributable to
owners of the parent Company:
Basic earnings (loss) per share	0.34	0.03	0.12	(0.02)
Diluted earnings (loss) per share	0.32	0.03	0.12	(0.02)
Weighted average of share capital used in the
calculation of earnings:
Basic per share	113,564,373	94,566,329	117,638,008	95,596,371
Diluted per share	121,823,868	97,214,919	125,873,060	95,659,637

Consolidated Statements of Financial Position as of

	June 30	December 31
	2023	2022
	USD in	USD in
	thousands	thousands
Assets	(Unaudited)	(Audited)

Current assets
Cash and cash equivalents	320,718	193,869
Deposits in banks	3,693	4,054
Restricted cash	86,909	92,103
Financial assets at fair value through profit or loss	32,948	33,895
Trade receivables	29,320	39,822
Other receivables	37,865	36,953
Current maturities of contract assets	7,533	7,622
Current maturities of loans to investee entities	-	13,893
Other financial assets	6,037	1,493
Total current assets	525,023	423,704

Non-current assets
Restricted cash	39,305	38,728
Other long term receivables	32,597	6,542
Deferred costs in respect of projects	230,302	205,575
Deferred borrowing costs	3,685	6,519
Loans to investee entities	32,946	14,184
Contract assets	92,534	99,152
Fixed assets, net	2,509,953	2,220,734
Intangible assets, net	279,870	279,717
Deferred taxes	4,706	4,683
Right-of-use asset, net	117,006	96,515
Financial assets at fair value through profit or loss	50,838	42,918
Other financial assets	80,663	94,396
Total non-current assets	3,474,405	3,109,663

Total assets	3,999,428	3,533,367

Consolidated Statements of Financial Position as of (Cont.)

	June 30	December 31
	2023	2022
	USD in	USD in
	thousands	thousands
Liabilities and equity	(Unaudited)	(Audited)

Current liabilities
Credit and current maturities of loans from
banks and other financial institutions	216,098	165,627
Trade payables	25,954	34,638
Other payables	65,552	77,864
Current maturities of debentures	15,058	15,832
Current maturities of lease liability	5,833	5,850
Financial liabilities through profit or loss	44,863	35,283
Other financial liabilities	9,902	50,255
Total current liabilities	383,260	385,349

Non-current liabilities
Debentures	226,088	238,520
Convertible debentures	126,459	131,385
Loans from banks and other financial institutions	1,532,268	1,419,057
Loans from non-controlling interests	92,312	90,908
Financial liabilities through profit or loss	32,706	48,068
Deferred taxes	37,553	14,133
Employee benefits	8,463	12,238
Lease liability	115,064	93,773
Asset retirement obligation	50,480	49,902
Total non-current liabilities	2,221,393	2,097,984

Total liabilities	2,604,653	2,483,333

Equity
Ordinary share capital	3,284	2,827
Share premium	1,028,395	762,516
Capital reserves	52,689	30,469
Proceeds on account of convertible options	15,496	15,496
Accumulated profit (loss)	31,327	(7,214)
Equity attributable to shareholders of the Company	1,131,191	804,094
Non-controlling interests	263,584	245,940
Total equity	1,394,775	1,050,034
Total liabilities and equity	3,999,428	3,533,367

Consolidated Statements of Cash Flows

	For the six months period ended June 30		For the three months period ended June 30
	2023	2022	2023	2022
	USD in	USD in	USD in	USD in
	Thousands	Thousands	Thousands	Thousands
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Cash flows for operating activities
Profit (loss) for the period	55,707	7,863	22,431	(1,008)
Adjustments required to present cash flows from operating activities (Annex A)	49,405	30,702	21,917	23,540

Cash from operating activities	105,112	38,565	44,348	22,532
Interest receipts	7,791	1,457	3,240	1,068
Interest paid	(22,695)	(15,272)	(10,631)	(6,768)
Income Tax paid	(2,854)	(1,741)	(2,406)	(1,501)
Repayment of contract assets	7,447	10,699	4,807	4,985

Net cash from operating activities	94,801	33,708	39,358	20,316

Cash flows for investing activities
Restricted cash, net	2,006	(72,593)	(16,684)	(56,595)
Purchase, development, and construction of fixed assets	(345,291)	(246,689)	(208,092)	(104,715)
Investment in deferred costs in respect of projects	(14,331)	(16,766)	(2,752)	(7,674)
Proceeds from sale (purchase) of short-term financial assets measured at fair value through profit or loss, net	(155)	190	(816)	853
Changes in bank deposits	450	-	(946)	-
Loans provided to investee, net	(8,903)	(1,519)	(21,161)	(1,519)
Payments on account of acquisition of consolidated company	(1,073)	(1,202)	-	(1,202)
Investment in investee	(65)	(98)	(53)	(98)
Purchase of long-term financial assets measured at fair value through profit or loss	(5,682)	-	(2,478)	-
Net cash used in investing activities	(373,044)	(338,677)	(252,982)	(170,950)

Consolidated Statements of Cash Flows (Cont.)

	For the six months period ended June 30		For the three months period ended June 30
	2023	2022	2023	2022
	USD in	USD in	USD in	USD in
	Thousands	Thousands	Thousands	Thousands
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Cash flows from financing activities
Receipt of loans from banks and other financial institutions	202,542	213,998	33,001	103,112
Repayment of loans from banks and other financial institutions	(42,748)	(24,032)	(29,613)	(12,548)
Issuance of convertible debentures	-	47,578	-	-
Repayment of debentures	(1,300)	(1,463)	-	-
Dividends and distributions by subsidiaries to non-controlling interests	(5,227)	(3,113)	(3,247)	(2,982)
Proceeds in respect of derivative financial instruments	-	4,392	-	4,392
Deferred borrowing costs	(1,041)	(2,637)	(36)	(1,046)
Receipt of loans from non-controlling interests	274	19,278	274	-
Repayment of loans from non-controlling interests	(663)	(2,387)	-	(2,244)
Issuance of shares	266,635	69,293	(3,166)	-
Repayment of lease liability	(2,931)	(2,715)	(536)	(702)
Proceeds from investment in entities by non- controlling interest	2,679	775	-	613

Net cash from (used in) financing activities	418,220	318,967	(3,323)	88,595

Increase (Decrease) in cash and cash equivalents	139,977	13,998	(216,947)	(62,039)

Balance of cash and cash equivalents at beginning of period	193,869	265,933	542,467	338,878

Effect of exchange rate fluctuations on cash and cash equivalents	(13,128)	(29,378)	(4,802)	(26,286)

Cash and cash equivalents at end of period	320,718	250,553	320,718	250,553

Consolidated Statements of Cash Flows (Cont.)

	For the six months period ended June 30		For the three months period ended June 30
	2023	2022	2023	2022
	USD in	USD in	USD in	USD in
	Thousands	Thousands	Thousands	Thousands
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Annex A - Adjustments Required to Present Cash
Flows From operating activities:

Income and expenses not associated with cash
flows:
Depreciation and amortization	26,777	17,032	13,637	10,017
Finance expenses in respect of project finance loans	31,939	26,090	17,203	16,319
Finance expenses in respect of loans from non- controlling interests	737	450	366	219
Finance expenses (income) in respect of contingent consideration	(6,303)	1,900	(6,501)	529
Interest income from deposits	(6,093)	-	(3,077)	-
Fair value changes of financial instruments measured at fair value through profit or loss	(2,423)	591	(458)	691
Share-based compensation	2,850	5,110	1,461	2,629
Deferred taxes	8,664	1,130	3,524	(250)
Finance expenses in respect of lease liability	1,089	853	539	521
Finance income in respect of contract asset	(5,950)	(11,431)	(3,075)	(3,949)
Exchange rate differences and others	(1,689)	(1,050)	(542)	(1,112)
Interest income from loans to investees	(448)	(539)	(241)	(222)
Company’s share in losses of investee partnerships	367	71	162	12
Finance expenses (income) in respect of forward transaction	(2,979)	823	(2,680)	685
	46,538	41,030	20,318	26,089

Changes in assets and liabilities items:
Change in other receivables	(13,331)	(851)	(15,148)	(335)
Change in trade receivables	10,837	(10,057)	13,221	(2,079)
Change in other payables	5,530	1,947	4,502	440
Change in trade payables	(169)	(1,367)	(976)	(575)
	2,867	(10,328)	1,599	(2,549)

	49,405	30,702	21,917	23,540

Segmental Reporting

	For the six months ended June 30, 2023
	Israel	Central-Eastern Europe	Western Europe	Management and construction	Total reportable segments	Adjustments	Total
	USD in thousands
	(Unaudited)

External revenues	29,757	44,337	45,193	4,270	123,557	-	123,557
Inter-segment revenues	-	-	-	2,642	2,642	(2,642)	-
Total revenues	29,757	44,337	45,193	6,912	126,199	(2,642)	123,557

Segment Adjusted
EBITDA	30,450	37,438	46,647	1,794	116,329	-	116,329

Reconciliations of unallocated amounts:
Headquarter costs (*)							(14,493)
Intersegment profit							701
Repayment of contract asset under concession arrangements							(7,447)
Depreciation and amortization and share based compensation							(29,627)
Other incomes not attributed to segments							7,075
Operating profit							72,538
Finance income							32,262
Finance expenses							(33,431)
Share in the losses of equity accounted investees							(368)
Profit before income taxes							71,001

(*)	Including general and administrative and development expenses (excluding depreciation and amortization and share based compensation).

Segmental Reporting (Cont.)

	For the six months ended June 30, 2022
	Israel	Central-Eastern Europe	Western Europe	Management and construction	Total reportable segments	Adjustments	Total
	USD in thousands
	(Unaudited)

External revenues	22,685	37,946	9,596	4,712	74,939	-	74,939
Inter-segment revenues	-	-	-	3,216	3,216	(3,216)	-
Total revenues	22,685	37,946	9,596	7,928	78,155	(3,216)	74,939

Segment Adjusted
EBITDA	28,625	30,773	7,480	2,573	69,451	-	69,451

Reconciliations of unallocated amounts:
Headquarter costs (*)							(7,670)
Intersegment profit							(143)
Repayment of contract asset under concession arrangements							(10,699)
Depreciation and amortization and share based compensation							(22,142)
Operating profit							28,797
Finance income							13,303
Finance expenses							(31,663)
Share in the losses of equity accounted investees							(70)
Profit before income taxes							10,367

(*)	Including general and administrative and development expenses (excluding depreciation and amortization and share based compensation).

Segmental Reporting (Cont.)

	For the three months ended June 30, 2023
	Israel	Central-Eastern Europe	Western Europe	Management and construction	Total reportable segments	Adjustments	Total
	USD in thousands
	(Unaudited)

External revenues	15,919	21,102	13,405	2,137	52,563	-	52,563
Inter-segment revenues	-	-	-	1,246	1,246	(1,246)	-
Total revenues	15,919	21,102	13,405	3,383	53,809	(1,246)	52,563

Segment Adjusted
EBITDA	16,987	17,691	18,740	1,043	54,461	-	54,461

Reconciliations of unallocated amounts:
Headquarter costs (*)							(8,438)
Intersegment profit							297
Repayment of contract asset under concession arrangements							(4,807)
Depreciation and amortization and share based compensation							(15,098)
Other incomes not attributed to segments							7,075
Operating profit							33,490
Finance income							11,885
Finance expenses							(17,068)
Share in the losses of equity accounted investees							(163)
Profit before income taxes							28,144

(*)	Including general and administrative and development expenses (excluding depreciation and amortization and share based compensation).

Segmental Reporting (Cont.)

	For the three months ended June 30, 2022
	Israel	Central-Eastern Europe	Western Europe	Management and construction	Total reportable segments	Adjustments	Total
	USD in thousands
	(Unaudited)

External revenues	17,996	16,616	3,007	2,260	39,879	-	39,879
Inter-segment revenues	-	-	-	1,622	1,622	(1,622)	-
Total revenues	17,996	16,616	3,007	3,882	41,501	(1,622)	39,879

Segment Adjusted
EBITDA	19,943	12,888	1,622	1,218	35,671	-	35,671

Reconciliations of unallocated amounts:
Headquarter costs (*)							(4,404)
Intersegment profit							75
Repayment of contract asset under concession arrangements							(4,985)
Depreciation and amortization and share based compensation							(12,646)
Operating profit							13,711
Finance income							5,062
Finance expenses							(19,574)
Share in the losses of equity accounted investees							(11)
Profit before income taxes							(812)

(*)	Including general and administrative and development expenses (excluding depreciation and amortization and share based compensation).

Appendix 2 - Reconciliations between Net Income to Adjusted EBITDA

($ thousands)	For the six months ended at		For the three months ended at
	06/30/23	06/30/22	06/30/23	06/30/22
Net Income (loss)	55,707	7,863	22,431	(1,008)
Depreciation and amortization	26,777	17,032	13,637	10,017
Share based compensation	2,850	5,110	1,461	2,629
Finance income	(32,262)	(13,303)	(11,885)	(5,062)
Finance expenses	33,431	31,663	17,068	19,574
Non-recurring other income (*)	(7,075)	-	(7,075)	-
Share of losses of equity accounted investees	368	70	163	11
Taxes on income	15,294	2,504	5,713	196
Adjusted EBITDA	95,090	50,939	41,513	26,357

(*) Non-recurring other income comprised the recognition of income related to reduced earnout payments expected to be incurred for the acquisition of Clenera for early-stage projects.

Appendix 3 - Mature Projects: 4.6 GW and 3.6 GWh operational by 2025

Appendix 4 - Mature Projects information

a)	Segment information: Operational projects

($ thousands)			6 Months ended June 30						3 Months ended June 30
Operational Project Segments	Installed Capacity (MW)	Installed Storage (MWh)	Generation (GWh)		Reported Revenue*		Segment Adjusted EBITDA****		Generation (GWh)		Reported Revenue*		Segment Adjusted EBITDA****
			2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Israel*	237	-	275	234	29,757	22,685	30,450	28,613	151	168	15,919	17,996	16,987	19,931
Western Europe****	831	-	675	185	45,193	9,596	46,647	7,477	259	70	13,405	3,007	18,740	1,619
Central & Eastern Europe	316	-	400	379	44,337	37,946	37,438	30,760	180	165	21,102	16,616	17,691	12,875
Total Consolidated	1,384	-	1,350	798	119,287	70,227	114,535	66,850	590	404	50,426	37,619	53,418	34,425
Unconsolidated at Share	12	-
Total	1,396	-
Total Consolidated H1 Segment Adjusted EBITDA	114,535
Less: H1 EBITDA for projects that were not fully operational for H1 (Bjorn)	(11,897)
Annualized Consolidated Adjusted EBITDA**	205,276
Invested capital for projects that were fully operational as of January 1st 2023***	1,600,000
Asset Level Return on Project Costs	12.8%

* In addition to our reported revenue, we generated $8m and $6m in the 6 months and 3 months respectively ,ended June 23 of proceeds from the sale of electricity under long terms PPAs which are not treated as revenue (projects treated as Financial Assets)

** We use an annualized total amount of Segment Adjusted EBITDA given the rapid growth of our Operational Projects between quarters, which resulted in rapid growth in our Segment Adjusted EBITDA in between quarters. In addition, our geographic and technological diversity substantially mitigates any seasonal effects.

*** Invested capital in a project reflects the total cost we incurred to complete the development and construction of such project.

**** EBITDA results for 2023 included $8m of compensation recognized from Siemens Gamesa due to the delay in reaching full production at Project Björnberget

b)	Operational Projects Further Detail

				6 Months ended June 30, 2023		3 Months ended June 30, 2023
Operational Project	Segment	Installed Capacity (MW)	Installed Storage (MWh)	Reported Revenue*	Segment Adjusted EBITDA**	Reported Revenue*	Segment Adjusted EBITDA**	Debt balance as of June 30, 2023	Ownership %
Emek Habacha	Israel	109	-	14,271		6,865		160,433	41%
Haluziot	Israel	55	-	9,877		6,182		174,438	90%
Sunlight 1+2	Israel	42	-	3,384		1,972		53,375	75%
Israel Solar Projects*	Israel	31	-	2,225		900		115,832	98%
Total Israel		237	-	29,757	30,450	15,919	16,987	504,079
Gecama	W. Europe	329	-	30,355		9,457		165,926	72%
Bjorenberget**	W. Europe	372	-	4,602		1,298		172,585	55%
Picasso	W. Europe	116	-	9,063		2,185		81,635	69%
Tully	W. Europe	14	-	1,174		465		12,406	50%
Total Western Europe		831	-	45,193	46,647	13,405	18,740	432,551
Selac	CEE	105	-	14,800		6,760		101,182	60%
Blacksmith	CEE	105	-	17,920		8,082		96,607	50%
Lukovac	CEE	49	-	7,883		3,608		42,516	50%
Attila	CEE	57	-	3,735		2,651		36,944	50%
Total Central and Eastern Europe ("CEE")		316	-	44,337	37,438	21,102	17,691	277,249
Total Consolidated Projects		1,384	-	119,288	114,535	50,426	53,418	1,213,879
Uncons. Projects at share	12							50%
Total	1,396	-	119,288	114,535	50,426	53,418	1,213,879
($ millions)
Operational after financial statements	Segment	Installed Capacity (MW)	Installed Storage (MWh)	Est. First Ful l Year Revenue	Est. First Full Year EBITDA	Debt balance as of June 30, 2023	Ownership %
Solar+Storage Cluster	Israel	23	40	4	3	-	100%
AC/DC	Hungary	26	-	2	2	-	100%
Apex Solar	United States	105	-	12	8	117	100%
Total		154	40	18	13	117

* In addition to our reported revenue, we generated $8m and $6m in the 6 months and 3 months respectively ,ended June 23 of proceeds from the sale of electricity under long terms PPAs which are not treated as revenue (projects treated as Financial Assets)

** EBITDA results for 2023 included $8m of compensation recognized from Siemens Gamesa due to the delay in reaching full production at Project Björnberget

c)	Projects under construction

Consolidated Projects ($ millions)*	Country	Capacity (MW)	Storage Capacity (MWh)	Est. COD	Est. Total Project Cost	Capital Invested as of June 30, 2023	Est. Equity Required (%)	Equity Invested as of June 30, 2023	Est. Tax Equity (% of project cost)**	Debt balance as of June 30, 2023	Est. First Full Year Revenue	Est. First Full Year EBITDA****	Ownership %*****
Atrisco Solar	United States	364	1,200	H1 2024	824-866***	217	12.5%	217	55%	-	51-53	43-45	100%
Genesis Wind + Expansion	Israel	207	-	H2 2023	331-348	326	15%	51	N/A	275	49-51	39-41	54%
Solar+Storage Clusters	Israel	225	434	H2 2023 – H1 2024	282-297	149	25%	125	N/A	24	31-32	22-23	68%
Tapolca	Hungary	60	-	H1 2024	50-52	16	35%	16	N/A	-	9-10	8-9	100%
Pupin	Serbia	94	-	H2 2025	149-157	7	30%	7	N/A	-	25-26	16-17	100%
Total Consolidated Projects		950	1,634		1,636-1,720	715		416		299	165-172	128-135
Uncons. Projects at share	Israel	19	16	H1 2024	18-19	14	30%	14	N/A	-	2	2	50%
Total		969	1,650		1,654-1,739	729		430		299	167-174	130-137

* For projects not located in the United States, the conversion into U.S. dollars was based on foreign exchange rates as of the date of the financial statements (June 30, 2023)

** Total tax equity investment anticipated as a percentage of total project costs

***  Project costs for Atrisco are presented as net of reimbursable network upgrades of $68m which are to be reimbursed in first five years of project

**** EBITDA does not include recognition of PTC or ITC tax credits. EBITDA is a non-IFRS financial measure. The Company is unable to provide a reconciliation of EBITDA to Net Income on a forward-looking basis without unreasonable effort because items that impact this IFRS financial measure are not within the Company’s control and/or cannot be reasonably predicted.

***** The legal ownership share for all U.S. projects is 90%, but Enlight invests 100% of the equity in the project and entitled to 100% of the project distributions until full repayment of Enlight capital plus a preferred return

d)	Pre-Construction Projects (due to commence construction within 12 months of the Approval Date)

Major Projects ($ millions)*	Country	Generation Capacity (MW)	Storage Capacity (MWh)	Est. COD	Est. Total Project Cost	Capital Invested as of June 30, 2023	Est. Equity Required (%)	Equity Invested as of June 30, 2023	Est. Tax Equity (% of project cost)**	Est. First Full Year Revenue	Est. First Full Year EBITDA***	Ownership %****
CoBar Complex	United States	1,210	824	2025	1,595-1,677	24	18%	24	47%	103-109	81-85	100%
Rustic Hills	United States	256	-	H1 2025	304-320	5	18%	5	52%	16-17	13-14	100%
Roadrunner	United States	250	800	H1 2026	565-593	1	15%	1	51%	41-43	32-33	100%
Gecama Solar	Spain	250	200	H2 2024	244-257	1	50%	1	N/A	38-40	32-33	72%

Other Projects ($ millions)*	MW Deployment			Storage Capacity (MWh)	Est. Total Project Cost	Capital Invested as of June 30, 2023	Est. Equity Required (%)	Equity Invested as of June 30, 2023	Est. Tax Equity (% of project cost)**	Est. First Full Year Revenue	Est. First Full Year EBITDA***	Ownership %****
	2023	2024	2025
United States	-	-	319	-	386-406	11	21%	11	44%	25-26	19-20	100%
Europe			-	400	115-121	-	45%	-	N/A	34-36	15--16	100%
Israel	-	-	38	406	177-186	2	28%	2	N/A	39-41	14-15	70%
Total	-	-	357	806	678-713	13		13		98-103	48-51
Uncons. projects at share	-	-	20	50	27-28	-	30%	-	N/A	3	2	50%

Total Pre-Construction	2,344	MW		2,680 MWh	3,413-3,588	44		44		299-315	208-218

* For projects not located in the United States, the conversion into U.S. dollars was based on foreign exchange rates as of the date of the financial statements (June 30, 2023)

** Total tax equity investment anticipated as a percentage of total project costs

*** EBITDA does not include recognition of PTC or ITC tax credits. EBITDA is a non-IFRS financial measure. The Company is unable to provide a reconciliation of EBITDA to Net Income on a forward-looking basis without unreasonable effort because items that impact this IFRS financial measure are not within the Company’s control and/or cannot be reasonably predicted

**** The legal ownership share for all U.S. projects is 90%, but Enlight invests 100% of the equity in the project and entitled to 100% of the project distributions until full repayment of Enlight capital plus a preferred return

Appendix 5 – Corporate level (TopCo) debt

($ thousands)	June 30, 2023
Debentures:
Debentures	241,146*
Convertible debentures	126,459
Loans from banks and other financial institutions:
Loans from banks and other financial institutions	116,011
Total corporate level debt	483,616

* Including current maturities of debentures in the amount of 15,058

Appendix 6 – Functional Currency Conversion Rates:

The financial statements of each of the Company’s subsidiaries were prepared in the currency of the main economic environment in which it operates (hereinafter: the “Functional Currency”). For the purpose of consolidating the financial statements, results and financial position of each of the Group’s member companies are translated into the Israeli shekel (“NIS”), which is the Company’s Functional Currency. The Group’s consolidated financial statements are presented in U.S. dollars (“USD”).

FX Rates to USD:

Date of the financial statements:	Euro	NIS
As of 30th June 2023	1.09	0.27
As of 30th June 2022	1.05	0.29
Average for the 3 months period ended:  June 2023
June 2023	1.09	0.27
June 2022	1.06	0.30